UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 2)*

WeWork Inc.

(Name of Issuer)

Class A Common Stock

(Title of Class of Securities)

96209A104

(CUSIP Number)

SB Investment Advisers (UK) Limited

Attn: Amanda Sanchez-Barry

69 Grosvenor St

Mayfair, London W1K 3JP

+44 0207 629 0431

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

May 5, 2023

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 96209A104	13D	Page 1 of 3 pages

EXPLANATORY NOTE

This Amendment No. 2 amends and supplements the Schedule 13D originally filed with the United States Securities and Exchange Commission (the “SEC”) on November 1, 2021 (as amended to date, the “Schedule 13D”) with respect to the shares of Class A common stock, par value $0.0001 per share (the “Class A Common Stock”), of WeWork Inc., a Delaware corporation (the “Issuer”). Capitalized terms used herein and not otherwise defined shall have the same meanings ascribed to them in the Schedule 13D.

Item 4.	Purpose of Transaction.

Item 4 of the Schedule 13D is hereby amended and supplemented as follows:

A&R Stockholders Agreement

On the Transactions Closing Date, in connection with the closing of the Transactions, the Issuer, SVF Endurance (Cayman) Limited, SVF II WW Holdings (Cayman) Limited and Benchmark Capital Partners VII (AIV), L.P. (collectively, the “Stockholder Members”) entered into an amendment to the Stockholders Agreement (the “A&R Stockholders Agreement”).

The A&R Stockholders Agreement restates the terms of the Stockholders Agreement and, among other things, provides (i) for the appointment of two directors not designated by SVF Endurance (Cayman) Limited and SVF II WW Holdings (Cayman) Limited (the “Independent Directors”), who as of May 5, 2023, were Daniel Hurwitz and Vivek Ranadivé and (ii) for the appointments of Alex Clavel, Vikas Parekh and David Tolley to the Board. The composition of the Board remains the same as was constituted immediately prior to the Issuer’s entry into the A&R Stockholders Agreement.

The A&R Stockholders Agreement also provides that (i) if, at any time the number of directors entitled to be designated by a Stockholder Member decreases, then such Stockholder Member and the Issuer shall take all Necessary Action (as defined in the A&R Stockholders Agreement) to cause a sufficient number of directors designated by such Stockholder Member to resign from the Board at or prior to the end of such designated director’s term (as may be determined by the Independent Directors) and (ii) if a vacancy on the Board arises as a result of (x) the Benchmark Investor or Insight Partners losing their Board designation rights or declining to exercise such rights, (y) the designation rights of SVF Endurance (Cayman) Limited or SVF II WW Holdings (Cayman) Limited stepping down in accordance with the terms of the A&R Stockholders Agreement or (z) the death, removal or resignation of a director who was not nominated by any of the Stockholder Members, then such ensuing vacancy in each case shall be filled by a majority vote of the Independent Directors or a committee consisting entirely of Independent Directors.

The A&R Stockholders Agreement also modifies the Stockholders Agreement to provide that, so long as SVF Endurance (Cayman) Limited and SVF II WW Holdings (Cayman) Limited collectively hold a number of shares of Class A Common Stock and Class C Common Stock representing in excess of 49.90% of the then-outstanding voting securities of the Issuer, SVF Endurance (Cayman) Limited and SVF II WW Holdings (Cayman) Limited shall take all Necessary Action to cause the voting restrictions set forth in Article V, Part A, Section 7 of the Issuer’s Second Amended and Restated Certificate of Incorporation, as amended, to remain in full force and effect.

CUSIP No. 96209A104	13D	Page 2 of 3 pages

Additionally, the A&R Stockholders Agreement provides that, so long as SVF Endurance (Cayman) Limited and SVF II WW Holdings (Cayman) Limited collectively hold a number of shares of Class A Common Stock and Class C Common Stock representing at least 25% of the then-outstanding voting securities of the Issuer, (i) SVF Endurance (Cayman) Limited and SVF II WW Holdings (Cayman) Limited are prohibited from taking any external actions to acquire the Issuer, or increasing their respective ownership of the Issuer’s voting securities, without first discussing such transaction with the Independent Directors, including as to the use of appropriate protections in such transaction for the potential benefit of the Issuer’s stockholders other than SVF Endurance (Cayman) Limited and SVF II WW Holdings (Cayman) Limited and (ii) the Issuer shall not, without the approval of a majority of the Independent Directors, amend, modify, supplement or waive any material terms of the Issuer’s related party transaction policy.

The foregoing description of the A&R Stockholders Agreement does not purport to be complete and is qualified in its entirety by the full text of such agreement, which is attached as an exhibit to this Schedule 13D and incorporated herein by reference.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Item 6 of the Schedule 13D is amended and supplemented as follows:

Item 4 above summarizes certain provisions of the A&R Stockholders Agreement and is incorporated herein by reference. A copy of such agreement is attached as an exhibit to this Schedule 13D, and is incorporated by reference herein.

Except as set forth herein, the Reporting Persons do not have any contracts, arrangements, understandings or relationships (legal or otherwise) with any person with respect to any securities of the Issuer, including but not limited to any contracts, arrangements, understandings or relationships concerning the transfer or voting of such securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or losses, or the giving or withholding of proxies.

Item	7. Materials to be Filed as Exhibits Item 7 of the Schedule 13D is amended and supplemented as follows:

Exhibit Number	Description

7	Amended and Restated Stockholders Agreement, dated as of May 5, 2023, by and among WeWork Inc., SVF Endurance (Cayman) Limited, SVF II WW Holdings (Cayman) Limited and Benchmark Capital Partners VII (AIV), L.P. (incorporated by reference to Exhibit 10.4 to the Issuer’s Current Report on Form 8-K filed on May 8, 2023).

CUSIP No. 96209A104	13D	Page 3 of 3 pages

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: May 10, 2023

SVF Endurance (Cayman) Limited

By:	/s/ Karen Ellerbe
Name:	Karen Ellerbe
Title:	Director

SoftBank Vision Fund (AIV M1) L.P.
By: SB Investment Advisers (UK) Limited, its Manager

By:	/s/ Amanda Sanchez-Barry
Name:	Amanda Sanchez-Barry
Title:	General Counsel

SB Investment Advisers (UK) Limited

By:	/s/ Amanda Sanchez-Barry
Name:	Amanda Sanchez-Barry
Title:	General Counsel